August 19, 2022

VIA EDGAR CORRESPONDENCE
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:     Las Vegas Sands Corp.
Form 10-K for the fiscal year ended December 31, 2021
Response dated July 6, 2022
File No. 001-32373

Ladies and Gentlemen:

Las Vegas Sands Corp. (“we,” “our” or the “Company”) hereby responds to the comments set forth in the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated July 22, 2022 (the “Comment Letter”) relating to the above referenced SEC filing and SEC comment letter response.

For the convenience of the Staff, the Company has restated in this letter the comments in the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein have the meanings given to them in the relevant SEC filing. All references to page numbers and captions (other than those in the comments) correspond to the page numbers in the relevant SEC filing.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. - Business, page 3

1.	At the outset of Part I, provide prominent disclosure about the legal and operational risks associated with having the majority of the company’s operations in China (including Hong Kong and Macao). Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. In addition, we note your supplemental response that the independent registered public accounting firm that audited your 2021 financial statements is based in the United States and was not identified in the determinations announced on December 16, 2021 as a firm that the PCAOB is unable to inspect. However, there is no assurance that future audit reports will be prepared by auditors inspected by the PCAOB and therefore in the future investors may be deprived of the benefits of such inspection. As such, please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

Response: In response to the Staff's comment, the Company advises the Staff that we will revise our disclosure in the Business section of future filings on Form 10-K to disclose (1) legal and operational risks associated with being based in or having the majority of the Company’s operations in China, (2) permissions or approvals required from Chinese authorities for our Macao operations, and (3) the possible effect of the Holding Foreign Companies Accountable Act on future audit reports. The Company also advises the Staff that we will include new risk factor disclosures in the Company's Form 10-Q for the quarter ending September 30, 2022 and in future filings of the Company's Form 10-K, which discuss the related risks. The new disclosures are set forth in Appendix A as they relate to the Business section and Appendix B as they relate to the risk factors.

2.	We note your disclosures regarding regulation and licensing relating to your gaming subconcession in Macao. Please tell us whether you are required to obtain any other permissions or approvals from Chinese authorities to operate your business, and if so, please specify them. Please provide disclosure stating whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Regarding cybersecurity, we note that you disclose that you are subject to laws and regulations related to privacy and cybersecurity under a risk entitled "Failure to maintain the integrity of our information and information systems . . . ". Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: Refer to comment (1) above.

3.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between you and your Chinese (including Hong Kong and Macao-based) subsidiaries, and the direction of transfer. Similarly, quantify dividends or distributions that a Chinese subsidiary has made to you or to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors and others outside of Macao, China or Hong Kong. Describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries, to you and to U.S. investors. We note your disclosure in your risk factor, "We are subject to limitations of the pataca exchange markets and restrictions on the export of the renminbi," regarding transfers of cash in and out of China, Hong Kong and Macao. However, this risk factor is limited to foreign exchange risk as it relates to the company's gaming operations and the remittance of renminbi from mainland China by gaming customers. As necessary, please update this risk factor consistent with this comment.

Response: In response to the Staff's comment, the Company believes the disclosures included in its Form 10-K for the year ended December 31, 2021 (the “2021 10-K”), adequately addressed the Staff's comment. A copy of those disclosures is included in Appendix D to this response letter. The Company will, however, update the risk factor titled "We are subject to limitations of the pataca exchange markets and restrictions on the export of the renminbi" in its Form 10-Q for the quarter ending September 30, 2022, and future filings of its Form 10-K, as applicable, as noted in Appendix C.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

Item 1A. - Risk Factors, page 24

4.	We note your response that, because your independent registered public accounting firm is based in the United States and was not identified as a firm that the PCAOB is unable to inspect in its determinations announced on December 16, 2021, you do not believe the HFCAA and related regulations will affect you. Please expand your risk factors to clarify that there is no assurance that the HFCAA will not apply in the future and that trading in your securities may be prohibited if the PCAOB determines that it cannot inspect or investigate completely your auditor, which may result in the delisting of your securities by an exchange. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Finally, update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response: Refer to comment (1) above.

5.	In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: Refer to comment (1) above.

6.	Regarding your proposed revisions to the risk factor entitled "Conducting business in Macao and Singapore has certain legal, operational, political and economic risks," please address the risks of uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and add that these risks could result in a material change in your operations and could cause the value of your securities to decline significantly or become worthless. Also address any risks that any actions by the Chinese government to exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

Response: Refer to comment (1) above.

*	*	*

The Company believes the foregoing is fully responsive to the Comment Letter. We do not believe the fact that this additional information was not included in the Company’s 2021 10-K makes the 2021 10-K materially deficient. Rather, we are agreeing to provide these further disclosures as additional information that may be of interest to our stockholders. In this regard, we note that the Company will include all of the proposed updates to risk factor disclosures in its Form 10-Q for the quarter ending September 30, 2022. While the Company also intends to update the Business section in its future annual reports on Form 10-K in Part 1, we believe that the proposed risk factor updates, together with the Company’s 2021 10-K disclosures identified in Appendix D, address substantially all of the comments set forth in the Comment Letter. As such, the Company believes that no amendment to the 2021 10-K is necessary.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

Sincerely,

/s/ D. ZACHARY HUDSON

D. Zachary Hudson
Executive Vice President, Global General Counsel and Secretary
Las Vegas Sands Corp.

cc: Brian V. Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

Appendix A

The Company undertakes to update the Business section in future filings of its Form 10-K in Part 1, as follows, with updates as necessary:

"Doing Business in Macao, Hong Kong and mainland China
We are a parent company with limited business operations of our own, and our main asset is the capital stock of our subsidiaries. A significant portion of our business operations are based in Macao and held by various Macao-incorporated indirect subsidiaries of Sands China Ltd. ("SCL"), our majority-owned subsidiary incorporated in Cayman Islands and listed in Hong Kong (collectively referred to as the "Macao Operations"). We also have subsidiaries incorporated in mainland China and Hong Kong that provide back-office support, such as information technology, accounting, hotel management and marketing services, which complement and support SCL’s main back-office functions in Macao.
We face various legal and operational risks and uncertainties relating to having a majority of our operations based in Macao and held by various Macao-incorporated indirect subsidiaries of SCL. Substantially all of SCL’s assets are located in Macao and substantially all of SCL’s revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. From December 20, 1999, Macao became a Special Administrative Region of China when China resumed the exercise of sovereignty over Macao. The Basic Law of Macao provides that Macao will be governed under the principle of “one country, two systems” with its own separate government and legislature and that Macao will have a high degree of legislative, judicial and economic autonomy.
We also face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us and other risks and uncertainties as to whether and how recent Chinese government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly (which, where applicable to us), could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause the value of such securities to significantly decline or be worthless and affect our ability to list securities on a U.S. or other foreign exchange. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, including the current interpretation and application of existing Chinese laws and regulations on how the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, it could potentially result in our Macao Operations being materially adversely affected and it could potentially adversely affect our results of operations, financial position and cash flows.
Our Macao Operations are currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), Cyberspace Administration of China (“CAC”) or any other mainland Chinese governmental authority to operate its business or to issue securities to foreign investors, other than those related to its two subsidiaries incorporated in mainland China that only provide back office support. We have received all requisite permissions and approvals for the back-office supporting functions located in mainland China, primarily being the standard business licenses issued by the relevant authorities in mainland China, and we have never been denied such permissions and approvals. If we do not receive or maintain such permissions or approvals in relation to such back-office support functions, we do not expect there will be any material adverse impact on our business, financial condition and results of operations. In the event that we have inadvertently concluded that such permissions or approvals are not required for our Macao Operations or if, in the future, applicable laws, regulations or interpretations were to change and require us to obtain such permissions or approvals, the failure to obtain such permissions or approvals could potentially result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

In addition, on December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the Holding Foreign Companies Accountable Act (the “HFCA Act”), pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the Public Company Accounting Oversight Board (“PCAOB”) has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer if it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC its determinations that it is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and identified the registered public accounting firms in mainland China and Hong Kong that are subject to such determinations. Our auditor, Deloitte & Touche LLP, is headquartered in the United States and was not identified as a firm that the PCAOB is unable to inspect in its determinations announced on December 16, 2021, pursuant to the HFCA Act. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, investors may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted. Finally, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would require foreign companies to comply with the PCAOB audits within two consecutive years instead of three consecutive years and would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor.
See "Item 1A. - Risk Factors - Risks Related to Doing Business in China" for more detailed information."

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

Appendix B

The Company undertakes to add the following risk factor disclosures in the Company's Form 10-Q for the quarter ending September 30, 2022, with updates as necessary:

Risks Related to Doing Business in China

Our business, financial condition and results of operations and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of mainland China become applicable to our operations in Macao, Hong Kong and mainland China. In that case, we may be subject to the risks and uncertainties associated with the evolving laws and regulations in mainland China, their interpretation and implementation, and the legal and regulatory system in mainland China more generally, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little advance notice. In addition, there can be no assurance that economic, political and legal developments in Macao will not adversely affect our Macao operations, or that there will not be a change in the manner in which regulatory oversight is conducted in Macao, if China were to exercise greater control over Macao. If any such change were to occur, it could potentially adversely affect our results of operations, financial position and prospects.
We are a parent company with limited business operations of our own, and our main asset is the capital stock of our subsidiaries. A significant portion of our business operations are based in Macao and held by various Macao-incorporated indirect subsidiaries of Sands China Ltd. ("SCL"), our majority-owned subsidiary incorporated in Cayman Islands and listed in Hong Kong (collectively referred to as the "Macao Operations"). We also have subsidiaries incorporated in mainland China and Hong Kong that provide back-office support, such as information technology, accounting, hotel management and marketing services, which complement and support SCL’s main back-office functions in Macao.
We face various legal and operational risks and uncertainties relating to having a majority of our operations based in Macao and held by various Macao-incorporated indirect subsidiaries of SCL. Substantially all of SCL’s assets are located in Macao and substantially all of SCL’s revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. China’s economy differs from the economies of most developed countries, including the structure of the economy, level of government involvement, level of development, growth rate, control of capital inflows and outflows, control of foreign exchange and allocation of resources. China’s economy has been transitioning from a planned economy to a more market-oriented economy.
Our operations face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us and other risks and uncertainties as to whether and how recent Chinese government statements and regulatory developments, such as those relating to data and cyberspace security and anti-monopoly (which, where applicable to us), could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause the value of such securities to significantly decline or be worthless and affect our ability to list securities on a U.S. or other foreign exchange. If, in the future, there were to be a significant change in the manner in which the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, including the current interpretation and application of existing Chinese laws and regulations on how the Chinese government exercises direct or indirect oversight, discretion or control over businesses operated in Macao, China and Hong Kong, it could potentially result in our Macao Operations being materially adversely affected and it could potentially adversely affect our results of operations, financial position and cash flows. In addition, the Chinese government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

There may be risks and uncertainties associated with the evolving laws and regulations in China, including their interpretation and implementation with respect to the enforcement of laws, rules and regulations and the possibility of changes thereto with little advance notice. If, in the future, there were to be any significant governmental intervention or influence in the future on, or in relation to our business or operations, or significant control over offerings of our securities or foreign investment in China-based issuers, this could potentially significantly limit or completely hinder our ability to offer or continue to offer securities to investors, cause the value of our securities to significantly decline or be worthless and affect our ability to list securities on a U.S. or other foreign exchange. For example, on August 20, 2021, the Standing Committee of the National People's Congress (“SCNPC”) promulgated the Personal Information Protection Law of the PRC (“PIPL”), which became effective on November 1, 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the PIPL provides extraterritorial effect on the personal information processing activities. Since our data processing activities outside mainland China from our Macao Operations relate to the offering of goods or services directed at natural persons in mainland China, our businesses from our Macao Operations operated outside mainland China are potentially subject to the requirements of PIPL. However, the implementation rules to the extraterritorial jurisdiction of the PIPL have not been finalized yet, and it remains unclear how the Chinese government will enforce such law. If the extraterritorial jurisdiction under the PIPL were to be extended to us, our Macao Operations would be subject to certain data privacy obligations which could potentially result in a material change to our operations. These data privacy obligations would primarily include bearing the responsibility for our personal information processing activities, and adopting the necessary measures to safeguard the security of the personal information we process in compliance with the standards required under the PIPL, the failure of which may result in us being ordered to correct or suspend or terminate the provision of services, confiscation of illegal income, fines or other penalties. Specifically, if the PIPL were to become applicable to us, we would be required to (i) notify the individuals concerned of the processing of their personal information in detail and establish legal bases for such processing; (ii) improve internal data governance by implementing managerial and technical security measures and response plans for security incidents; (iii) where we qualify as a “quantity processor” (to be defined by the Cyberspace Administration of China, “CAC”), designate a person in charge of personal information protection; (iv) establish a special agency or designate a representative within the territory of the PRC to be responsible for handling matters relating to personal information protection; (v) establish and make public the procedure for individuals to exercise their rights related to personal information; (vi) conduct an impact assessment on personal information protection before any high-risk processing activities; (vii) where we entrust processing of personal information to any vendor, conclude an agreement with such vendor and supervise its processing; (viii) where we transfer personal information outside the territory of the PRC due to business or other needs, meet one of the conditions prescribed by the PIPL, such as, passing the security evaluation organized by the CAC or other conditions prescribed by PRC laws, administrative regulations or the CAC. In addition, under the PIPL, where an overseas organization or individual engages in personal information processing activities that infringe upon the personal information rights and interests of PRC citizens or endangering the national security and public interests of the PRC, the CAC may include such organization or individual in the list of subjects to whom provision of personal information is restricted or prohibited, announce the same, and take measures such as restricting or prohibiting provision of personal information to such organization or individual. Moreover, if the recent Chinese regulatory actions on data security or other data-related laws and regulations were to become applicable to us in the future, we could become subject to certain cybersecurity and data privacy obligations which could potentially result in a material change to our operations, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.
Recent events also indicate greater oversight by the CAC over data security, particularly for companies with Chinese operations seeking to list on a foreign exchange. For example, the Measures for Cybersecurity Review (“Review Measures”) issued by the CAC came into effect on February 15, 2022. The Review Measures provide that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase network products or services, online platform operators engaging in data processing activities that affect or may affect national security shall also be subject to cybersecurity review. The Review Measures require that an online platform operator which possesses the personal information of at least one million users

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

must apply for a cybersecurity review by the CAC if it intends to be listed in foreign countries. The Review Measures does not provide for a definition of “online platform operator” and, therefore, we cannot assure you that our Macao Operations will not be deemed as an “online platform operator.” However, as of the date of this report, our subsidiaries incorporated in mainland China do not have over one million users’ personal information and do not anticipate that they will be collecting over one million users’ personal information in the foreseeable future, and on that basis we believe we are not required to apply for cybersecurity review by the CAC, even if we are deemed as an “online platform operator”. The Review Measures are not enacted in accordance with the PIPL, so our obligation to apply for cybersecurity review will not change no matter whether the PIPL applies to us or not. Further, we have not received any notice from any authorities identifying any of our subsidiaries as a CIIO or requiring them to undertake a cybersecurity review by the CAC. While we believe our subsidiaries are not required to apply for cybersecurity review, the Review Measures provide CAC and relevant authorities certain discretion to initiate cybersecurity review where any network product or service or any data handling activity is considered to affect or may affect national security, which may lead to uncertainties in relation to the Review Measures’ impact on our operations or the offering of our securities.
SCL is currently not required to obtain any permission or approval from the China Securities Regulatory Commission (“CSRC”), CAC or any other mainland Chinese governmental authority to operate its business or to issue securities to foreign investors, other than those related to its two subsidiaries incorporated in mainland China that only provide back office support. SCL has received all requisite permissions and approvals for its back office supporting functions located in mainland China, primarily being the standard business licenses issued by the relevant authorities in mainland China, and it has never been denied such permissions and approvals. If SCL does not receive or maintain such permissions or approvals in relation to such back office support functions, we do not expect there will be any material adverse impact on the business, financial condition and results of our Macao Operations. However, in the event that we have inadvertently concluded that such permissions or approvals are not required or if, in the future, applicable laws, regulations or interpretations were to change and require SCL to obtain such permissions or approvals, the failure to obtain such permissions or approvals could potentially result in penalties and other regulatory actions against SCL and may materially and adversely affect our business and results of operations.
In addition, we face risks and uncertainties associated with evolving Chinese laws and regulations, such as those associated with the extent to which the level of Chinese government involvement, control of capital inflows and outflows, control of foreign exchange and allocation of resources currently applicable within mainland China may become applicable to us. A significant portion of our assets are located in Macao and a significant portion of our revenue is derived from Macao. Accordingly, our results of operations, financial position and prospects are subject to a significant degree to the economic, political and legal situation in Macao. From December 20, 1999, Macao became a Special Administrative Region of China when China resumed the exercise of sovereignty over Macao. The Basic Law of Macao provides that Macao will be governed under the principle of “one country, two systems” with its own separate government and legislature and that Macao will have a high degree of legislative, judicial and economic autonomy. However, there can be no assurance that economic, political and legal developments in Macao will not adversely affect our operations, or that there will not be a change in the manner in which regulatory oversight is conducted in Macao, if China were to exercise greater control over Macao. If any such change were to occur, it could potentially adversely affect our results of operations, financial position and prospects. For example, currently in mainland China the Renminbi cannot be freely exchanged into any foreign currencies, and exchange and remittance of foreign currencies are subject to Chinese foreign exchange regulations, such as the requirement to obtain approval from the State Administration of Foreign Exchange of the PRC or qualified commercial banks in the PRC. If, in the future, similar regulations were to become applicable to the exchange and remittance of MOP or other currencies in Macao, there could potentially be a material adverse effect on our business, financial condition, results of operations and cash flows.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

Our securities may be prohibited from being traded in the U.S. securities market under the Holding Foreign Companies Accountable Act under certain circumstances. The cessation of trading of our securities, or the threat of their trading being prohibited, may materially and adversely affect the value and/or liquidity of our securities. Additionally, the inability of the PCAOB to conduct full inspections or investigations of our auditor may deprive our investors of the benefits of such inspections or investigations.
The Holding Foreign Companies Accountable Act (the “HFCA Act”) was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.
Our auditor, Deloitte & Touche LLP, is headquartered in the United States and was not identified as a firm that the PCAOB is unable to inspect in its determinations announced on December 16, 2021, pursuant to the HFCA Act. However, there is no assurance that future audit reports will be prepared by auditors able to be inspected by the PCAOB and therefore, in the future, investors may be deprived of the benefits of such inspection. As such, trading in our securities may be prohibited under the HFCA Act if the PCAOB determines that it cannot inspect or investigate completely our auditor, and as a result our securities may be delisted.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We would be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. In May 2021, the PCAOB issued a proposed rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act, for public comment. The proposed rule is related to the PCAOB’s responsibilities under the HFCA Act, which would establish a framework for the PCAOB to use when determining whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in those jurisdictions. The proposed rule was adopted by the PCAOB on September 22, 2021 and approved by the SEC on November 5, 2021. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements under the HFCA Act, pursuant to which the SEC will identify a “Commission-Identified Issuer” if an issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in the foreign jurisdiction, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If, in the future, we were to be identified as a Commission-Identified Issuer and have a “non-inspection” year, there is no assurance that we will be able to take remedial measures in a timely manner. On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong, because of positions taken by one or more authorities in those jurisdictions.
On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would amend the HFCA Act and reduce the number of consecutive non-inspection years required for triggering the listing and trading prohibitions under the HFCA Act from three years to two years. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets (the “PWG”) issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended that the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted from an exchange in the United States would end on January 1, 2022.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and which, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the HFCA Act. There could be additional regulatory or legislative requirements or guidance that could impact us if, in the future, our auditor is not subject to PCAOB inspection. The implications of this possible regulation or guidance in addition to the requirements of the HFCA Act are uncertain, and such uncertainty could cause the market price of our securities to be materially and adversely affected.
If the PCAOB is unable to conduct inspections or full investigations of our auditor, our securities could be prohibited from being traded “over-the-counter” if, in the future, we were to be identified as a Commission-Identified Issuer for three consecutive years. Such a prohibition could substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with a potential prohibition could have a negative impact on the price of our securities. Also, such a prohibition could significantly affect our ability to raise capital on acceptable terms, or at all, which may have a material adverse effect on our business, financial condition and prospects.
Inspections of other audit firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of our auditor, we and investors in our securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would make it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors to lose confidence in the audit procedures and reported financial information and the quality of our financial statements.

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Securities and Exchange Commission
August 19, 2022

Appendix C

The Company undertakes to update the following risk factor in the Company's Form 10-Q for the quarter ending September 30, 2022, with updates as necessary (added text is underlined):
We are subject to limitations on the transfers of cash to and from our subsidiaries, limitations of the pataca exchange markets and restrictions on the export of the renminbi.
Our revenues in Macao are denominated in patacas, the legal currency of Macao, and Hong Kong dollars. The Macao pataca is pegged to the Hong Kong dollar and, in many cases, is used interchangeably with the Hong Kong dollar in Macao. Although currently permitted, we cannot assure you patacas will continue to be freely exchangeable into U.S. dollars. Also, our ability to convert large amounts of patacas into U.S. dollars over a relatively short period may be limited.
The ability of our Singapore, Macao, Hong Kong and mainland China subsidiaries to make distributions to us depends on the earnings and cash flow generated from operations and various other factors, including compliance with certain local statutes, such as: maintaining specified balances of equity capital, share capital and reserves, and whether the subsidiaries have accumulated losses as it relates to our Macao subsidiaries; being able to make distributions from profits available for distribution as it relates to our Singapore and Hong Kong subsidiaries; and making distributions from retained earnings based on specified reserve and net balances for our mainland China subsidiaries. Such ability of these subsidiaries is subject to, among other things, the laws and regulations applicable to them currently and in the future, and restrictions in the contractual arrangements of such subsidiaries. While currently there is no foreign exchange or capital control restriction applicable to intercompany transactions between us and our Singapore, Macao, Hong Kong and China subsidiaries, we cannot assure you that this will continue to be the case in the future, and our ability to convert over a relatively short period large amounts of patacas into U.S. dollars may be limited. In addition, the mainland Chinese government also imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China by our subsidiaries incorporated in mainland China. If, in the future, foreign exchange or capital control restrictions were to be imposed and become applicable to us, such restrictions could potentially reduce the amounts that we would be able to receive from our Singapore, Macao, Hong Kong and China subsidiaries. Our Singapore, Macao, Hong Kong and mainland China subsidiaries held unrestricted cash and cash equivalents of [$X billion] and restricted cash and cash equivalents of [$X million] as of [date], of which approximately [$X million] is available to be repatriated to the U.S., and we do not expect withholding taxes or other foreign income taxes to apply should these earnings be distributed in the form of dividends or otherwise. The remaining unrestricted amounts are not available for repatriation primarily due to dividend requirements to third-party public stockholders in the case of funds being repatriated from SCL.
Venetian Macau Limited, a subsidiary of SCL incorporated in Macao ("VML"), is also subject to a 12% complementary tax on dividend distributions to its shareholders from gaming profits. In May 2014, VML entered into an agreement with the Macao government that required VML to make fixed annual payments in lieu of paying this 12% tax (“Shareholder Dividend Tax Agreement”) through the end of 2018. In April 2019, VML entered into a renewed Shareholder Dividend Tax Agreement with the Macao government, effective through June 26, 2022. This arrangement will be reviewed after the additional extension of the tax exemption regarding Macao complementary tax on VML’s gaming activities to December 31, 2022 is approved by the Macao government.
We are currently prohibited from accepting wagers in renminbi, the legal currency of China. There are also restrictions on the remittance of the renminbi from mainland China and the amount of renminbi that can be converted into foreign currencies, including the pataca and Hong Kong dollar. Restrictions on the remittance of the renminbi from mainland China may impede the flow of gaming customers from mainland China to Macao, inhibit the growth of gaming in Macao and negatively impact our gaming operations. There is no assurance that incremental mainland Chinese regulations will not be promulgated in the future that have the effect of restricting or eliminating the remittance of renminbi from mainland China. Further, if any new mainland Chinese regulations are promulgated in the future that have the effect of permitting or restricting (as

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Securities and Exchange Commission
August 19, 2022

the case may be) the remittance of renminbi from mainland China, then such remittances will need to be made subject to the specific requirements or restrictions set out in such rules.
If we are unable to obtain the Shareholder Dividend Tax Agreement, restrictions are placed on the ability of our subsidiaries in Singapore, Macao, Hong Kong and mainland China to make distributions or declare dividends or limitations of the pataca exchange markets and restrictions on the export of the renminbi are realized, it could potentially adversely affect our results of operations, financial position and cash flows.

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands

Securities and Exchange Commission
August 19, 2022

Appendix D

The Company believes the following disclosures included in its Form 10-K for the year ended December 31, 2021 adequately addressed the Staff's comment 3:

Item 1A — Risk Factors
•We depend primarily on our properties in three markets for all of our cash flow, and because we are a parent company our primary source of cash is and will be distributions from our subsidiaries.
•We are subject to fluctuations in foreign currency exchange rates.
•Our tax arrangements with the Macao government may not be extended on terms favorable to us or at all beyond their June 26, 2022 expiration dates.
•We are subject to limitations of the pataca exchange markets and restrictions on the export of the renminbi.

Item 5 — MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Dividends
Our ability to declare and pay dividends on our common stock is subject to the requirements of Nevada law. In addition, we are a parent company with limited business operations of our own. Accordingly, our primary sources of cash are dividends and distributions with respect to our ownership interest in our subsidiaries derived from the earnings and cash flow generated by our operating properties.
Our subsidiaries' long-term debt arrangements place restrictions on their ability to pay cash dividends to the Company. This may restrict our ability to pay cash dividends other than from cash on hand. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Restrictions on Distributions" and "Item 8 — Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 10 — Long-Term Debt."
Common Stock Dividends
In April 2020, we suspended our quarterly dividend program due to the impact of the COVID-19 Pandemic.

ITEM 7. — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Capital Financing Overview

We held unrestricted cash and cash equivalents of $1.85 billion and restricted cash and cash equivalents of $16 million as of December 31, 2021, of which approximately $1.06 billion of the unrestricted amount is held by non-U.S. subsidiaries. Of the $1.06 billion, approximately $706 million is available to be repatriated to the U.S., and we do not expect withholding taxes or other foreign income taxes to apply should these earnings be distributed in the form of dividends or otherwise. The remaining unrestricted amounts held by non-U.S. subsidiaries are not available for repatriation primarily due to dividend requirements to third-party public stockholders in the case of funds being repatriated from SCL.
We have suspended our quarterly dividend program beginning in April 2020, and SCL suspended its dividend payments after paying its interim dividend for 2019 on February 21, 2020.

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Securities and Exchange Commission
August 19, 2022

Restrictions on Distributions
We are a parent company with limited business operations. Our main asset is the stock and membership interests of our subsidiaries. Certain of our debt instruments contain restrictions that, among other things, limit the ability of certain subsidiaries to incur additional indebtedness, issue disqualified stock or equity interests, pay dividends or make other distributions, repurchase equity interests or certain indebtedness, create certain liens, enter into certain transactions with affiliates, enter into certain mergers or consolidations or sell certain assets of our Company without prior approval of the lenders or noteholders.

Critical Accounting Policies and Estimates

Income Taxes
Additionally, we entered into an agreement with the Macao government in April 2019, effective through June 26, 2022, providing for payments as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits, namely a payment of 38 million patacas (approximately $5 million at exchange rates in effect on December 31, 2021) for each of the years 2021, 2020 and 2019, each payment to be made on or before January 31 of the following year, and a payment of 18 million patacas (approximately $2 million at exchange rates in effect on December 31, 2021) for the period between January 1, 2022 through June 26, 2022, to be paid on or before July 26, 2022. There is no assurance either of these tax arrangements will be extended beyond their expiration dates.

ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Note 10 — Long-Term Debt — 2018 SCL Credit Facility
On March 27, 2020, SCL entered into a waiver and amendment request letter (the “Waiver Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders (a) waived the requirements for SCL to comply with the requirements that SCL ensure the maximum consolidated leverage ratio does not exceed 4.0x and minimum consolidated interest coverage ratio of 2.5x for any quarterly period ending during the period beginning on, and including, January 1, 2020 and ending on, and including, July 1, 2021 (the “SCL Relevant Period”) (other than with respect to the financial year ended on December 31, 2019); (b) waived any default that may arise as a result of any breach of said requirements during the SCL Relevant Period (other than with respect to the financial year ended on December 31, 2019); and (c) extended the period of time during which SCL may supply the agent with (i) its audited consolidated financial statements for the financial year ended on December 31, 2019, to April 30, 2020; and (ii) its audited consolidated financial statements for the financial year ending on December 31, 2020, to April 30, 2021. Pursuant to the Waiver Letter, SCL agreed to pay a customary fee to the lenders that consented.
On September 11, 2020, SCL entered into a waiver extension and amendment request letter (the “Waiver Extension Letter”) with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend the SCL Relevant Period such that it ends on, and includes, January 1, 2022 instead of July 1, 2021; and (b) amend and restate the 2018 SCL Credit Facility in the form attached to the Waiver Extension Letter, which contains the following amendments: (1) it provides SCL with the option to increase the total borrowing capacity by an aggregate amount of up to $1.0 billion; and (2) it imposes a restriction on the ability of SCL to declare or make any dividend payment or similar distribution at any time during the period from (and including) July 1, 2020 to (and including) January 1, 2022, if at such time (x) the total borrowing capacity exceeds $2.0 billion by operation of the increase referred to above; and (y) the maximum consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of SCL on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of SCL is greater than $2.0 billion. Pursuant to the Waiver Extension Letter, SCL agreed to pay a customary fee to the lenders that consented.

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Securities and Exchange Commission
August 19, 2022

On July 7, 2021, SCL entered into a waiver extension and amendment request letter (the "Third Waiver Extension Letter") with respect to certain provisions of the 2018 SCL Credit Facility, pursuant to which lenders agreed to (a) extend by one year to (and including) January 1, 2023, the waiver period for the requirement for SCL to comply with the requirements that SCL ensure the consolidated leverage ratio does not exceed 4.0x and the consolidated interest coverage ratio is not less than 2.5x as at the last day of the financial quarter; (b) extend the period of time during which SCL may supply the agent with its audited consolidated financial statements for the financial year ending on December 31, 2021 to April 30, 2022; and (c) extend by one year to (and including) January 1, 2023, the period during which SCL's ability to declare or make any dividend payment or similar distribution is restricted if at such time (x) the Total Commitments (as defined in the 2018 SCL Credit Facility) exceed $2.0 billion by SCL's exercise of the option to increase the Total Commitments by an aggregate amount of up to $1.0 billion; and (y) the consolidated leverage ratio is greater than 4.0x, unless, after giving effect to such payment, the sum of (i) the aggregate amount of cash and cash equivalents of SCL on such date; and (ii) the aggregate amount of the undrawn facility under the 2018 SCL Credit Facility and unused commitments under other credit facilities of SCL is greater than $2.0 billion. Pursuant to the Third Waiver Extension Letter, SCL paid a customary fee to the lenders that consented.

Note 11 — Equity — Noncontrolling Interests — SCL
Subsequent to the February 21, 2020 dividend payment, as mentioned below, SCL suspended its dividend payments as a result of the COVID-19 Pandemic.
On February 21, 2020, SCL paid a dividend of HKD 0.99 to SCL stockholders (a total of $1.03 billion, of which the Company retained $717 million during the year ended December 31, 2020).
On February 22 and June 21, 2019, SCL paid a dividend of HKD 0.99 and HKD 1.00 per share, respectively, to SCL stockholders (a total of $2.05 billion, of which the Company retained $1.44 billion during the year ended December 31, 2019).

Sands Macao | The Venetian Macao | Four Seasons Macao | The Plaza Macao | The Londoner Macao | The Parisian Macao | Marina Bay Sands